

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 7010

March 13, 2008

Waste Industries USA, Inc.
Attention: D. Stephen Grissom, Chief Financial Officer
3301 Benson Drive, Suite 601
Raleigh, NC 27609

Re: **Waste Industries USA, Inc.**
        Amended Schedule 13E-3
        Filed March 3, 2008 by the Filing Persons
        File No. 005-78051

        Revised Preliminary Proxy Statement on Schedule 14A
        Filed March 3, 2008
        File No. 000-31050

Dear Mr. Grissom:

        We have reviewed your amended filings and response and have the following comments. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Amended Schedule 13E-3

1.   We have carefully considered your response to comment 1 in our letter dated February 22, 2008. Based on the information contained in your response and the filings, we believe that Goldman Sachs and Macquarie should be added to the Schedule 13E-3 as filing persons.

        As you know, Rule 13e-3(d) provides in relevant part that an affiliate of an issuer engaging in a Rule 13e-3 transaction must file a Schedule 13E-3 with the Commission. Please note that when management is essentially on both sides of the transaction, otherwise unaffiliated purchasers with whom management is acting as a co-purchaser will be deemed to be affiliates and must file a Schedule 13E-3. Please see Section II.D.3 of the Division of Corporation Finance "Current Issues and Rulemaking Projects" outline, dated November 14, 2000.

        By joining with the Poole/Perry Investors, who you acknowledge are affiliates of Waste Industries, we believe that Goldman Sachs and Macquarie have entered into a control relationship and for purposes of the going private transaction in which they are engaged have become affiliates of Waste Industries. In this regard, we note and deem particularly significant the following aspects, among others, of the existing business relationship among Goldman Sachs, Macquarie and the Poole/Perry Investors:

- The October 22, 2007 support agreement among the Poole/Perry Investors and affiliates of Goldman Sachs and Macquarie and its attendant obligations, which restricts the freedom of action of the Poole/Perry Investors and can continue for up to 18 months;

- Parent and Merger Sub have been organized by the combination of the Poole/Perry Investors, Goldman Sachs and Macquarie;

- Goldman Sachs and Macquarie together indirectly own approximately 49% of the acquisition vehicle and will own a similar percentage of the Waste Industries following the completion of the merger; and

- The special post-acquisition governance rights of Goldman Sachs and Macquarie.

In your next amendment to your Schedule 13E-3, please include all of the information required by Schedule 13E-3 and its instructions for all filing persons, including those added in response to this comment. In addition, please be sure that each new filer signs the Schedule 13E-3.

Revised Proxy Statement

Special Factors, page 6

Background of the Merger, page 6

2.   We note your responses to comments 13 and 15 in our letter dated February 22, 2008. On a supplemental basis, please provide the staff with any written materials regarding the referenced presentations.

Recommendations of the Special Committee . . . , page 14

The Special Committee, page 14

3.   Please clarify what you mean by the term "internalization rate," which appears in the bulleted list of risks and uncertainties associated with the "stay the course" approach described on page 18.

Fees Payable to and Prior Transaction with JPMorgan, page 25

4.   We note your response to comment 34 in our letter dated February 22, 2008. As discussed above, we believe that Goldman Sachs and Macquarie should be added to the Schedule 13E-3 as filing persons. Accordingly, please disclose the dollar amount of fees

received or to be received by JPMorgan for services rendered to members or affiliates of the Investor Group—including Goldman Sachs and Macquarie—during the last two years.

<u>Effects of the Merger on Waste Industries Net Book Value and Net Income, page 39</u>

5.   We note your response to comment 43 in our letter dated February 22, 2008. Instruction 3 to Item 1013 of Regulation M-A requires each affiliate's interest in the net book value and net earnings in terms of both percentages <u>and</u> dollar amounts. Please revise your tabular disclosure on page 30 to include the dollar amount of each affiliate's interest in the net book value of Waste Industries.

<u>Material United States Federal Income Tax Considerations, page 43</u>

6.   We note your response to comment 45 in our letter dated February 22, 2008. Among other things, Item 1013(d) of Regulation M-A requires a description of the federal tax consequences of the Rule 13e-3 transaction to Waste Industries, its affiliates and the unaffiliated security holders. By its terms, this requirement is not limited to the consequences to the unaffiliated security holders. Accordingly, please expand your disclosure to address the tax consequences to each filing person.

As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter that is filed on EDGAR with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments

You may contact Dieter King at (202) 551-3338, Michael Pressman, Special Counsel in the Office of Mergers and Acquisitions, at (202) 551-3345 or me at (202) 551-3760 with any questions.

Sincerely,

Pamela A. Long
Assistant Director

cc: Alexander M. Donaldson, Esq. (Via Facsimile 919-781-4865)